UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of Director

On December 22, 2025, the board of directors of the Company (the “Board”) approved the appointment of Mr. Rongguo Cui, age 62, as an independent director of the Company, effective immediately. Pursuant to an Independent Director Agreement (the “Agreement”) dated December 22, 2025, entered between Mr. Cui and the Company, Mr. Cui shall hold the position for a term of three (3) years commencing as of the date of the Agreement, subject to early termination pursuant to terms of the Agreement. Pursuant to the Agreement. Mr. Cui will receive compensation of US$5,000 per quarter for his membership on the Board. The Agreement imposes certain duties and customary confidentiality obligations on Mr. Cui customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and the Agreement is qualified in its entirety by reference to the complete text of the Agreement, which is filed hereto as Exhibit 10.1.

Mr. Cui will be a member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and will serve as chair of the Compensation Committee. In addition, Mr. Cui will serve on the special committee established by the Board, which is comprised solely of independent directors and was formed to investigate and oversee matters related to the United States Department of Justice (“DOJ”) indictment and associated Nasdaq Stock Market LLC (the “Nasdaq”) and regulatory inquiries.

The Board assessed the independence of Mr. Cui under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq and has determined that Mr. Cui is independent.

Mr. Cui does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Mr. Cui was appointed as director of the Company. Mr. Cui is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Mr. Cui with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Mr. Cui is set forth below.

Mr. Cui has served as Co-Founder, Chairman and Chief Executive Officer of PI Semiconductor (Shenzhen) Co., Ltd since December 2020. He co-founded PI Semiconductor in 2019 and is responsible for corporate strategy. From April 2018 to November 2020, Mr. Cui served as Chief Executive Officer of NeuSemi Group Co., Ltd, where he led brand development, long-term growth strategy, and integration of several acquired entities. From August 2015 to March 2018, Mr. Cui served as Senior Director of Strategic Marketing and Business Development at Semtech Corporation, where he drove strategic initiatives for the company’s communications business, including 5G, data center and broadband access applications. Mr. Cui received an MBA in Marketing and Finance from Oral Roberts University in 1996, an MA-equivalent degree in Applied Linguistics from the University of Chinese Academy of Sciences in 1987, and a bachelor’s degree in English Literature from Jiangsu Normal University in 1985.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Independent Director Agreement between Ostin Technology Group Co., Ltd. and its director, Rongguo Cui,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: January 08, 2026

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